Exhibit 99.1

CMGE To Hold Annual General Meeting on December 2, 2013

GUANGZHOU, China, October 25, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today announced that it will hold its annual general meeting (“AGM”) of shareholders on Monday December 2, 2013 at 8:00 p.m. Beijing time. The AGM will be held the Company’s office located on 13/F, 8 Wyndham Street, Central, Hong Kong.

Shareholders of record at the close of business on November 4, 2013 are entitled to attend the meeting. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available on the Company’s investor relations website at http://www.cmge.com.

The purpose of the AGM will be to vote on the following resolution(s):

1.	The re-election of Mr. Zhang Lijun as a director of the Company;

2.	The re-election of Mr. Sin Hendrick as a director of the Company;

3.	The re-election of Mr. David Ku as an independent director of the Company; and

4.	The re-election of Mr. Joel Chang as an independent director of the Company,

The AGM will also serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://www.cmge.com, or by e-mailing ir@cmge.com.

About CMGE

CMGE is a leading mobile game company in China. Its fully integrated capabilities span the development, operation and publishing of proprietary and licensed mobile games. The Company’s portfolio consists of 570 games, including 510 single player and 60 social games. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center distribution platform, handset pre-installation, mobile advertisements, telecom operators and major application stores. The Company currently has 610 employees, including 450 R&D staff located in offices and R&D centers in Guangzhou, Shenzhen, Beijing, Chengdu, Shanghai, Hangzhou and Hong Kong. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +852 2700 6168

E-mail: ir@cmge.com

Christensen

Mr. Christian Arnell

Tel: +86-10-5826-4939 (China)

E-mail: carnell@ChristensenIR.com

In the U.S.:

Christensen

Ms. Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com